November 4, 2021

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Austin Pattan

Re:	Aetherium Acquisition Corp.
Registration Statement on Form S-1
Filed July 21, 2021
File No. 333-258072

Dear Mr. Pattan:

Aetherium Acquisition Corp., a Delaware corporation (the “Company”), hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 26, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, filed on July 21, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is contemporaneously filing herewith a revised Registration Statement (the “Amended Registration Statement”) with the Commission.

For ease of reference, each comment contained in the Comment Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amended Registration Statement.

Form S-1 filed July 21, 2021

Cover Page

1.	We note that your principal executive offices, your sponsor, and several of your executive officers and directors are located in China or have significant ties to China. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment. The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company’s proposed form of amended and restated certificate of incorporation has also been revised to reflect this requirement. In addition, kindly note that the Company’s executive offices are in the U.S. and the majority of its executive officers and directors and director nominees reside outside of China and that while the experience of certain of the Company’s board members and executive officers includes experience in China, such experience also spans across Asia and globally. Further, the Sponsor is a Delaware limited liability company, backed by a Singapore-based investment advisor. The Company therefore believes that it will not be subject to the legal and operational risks associated with being based in or acquiring a company that does business in China and that adding disclosure of such risks is not necessary, and that such disclosure would not be helpful or relevant to investors.

Prospectus Summary , page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: As indicated in the Company’s response to Comment 1, the disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore will not seek to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations and believes that adding disclosure of risks associated with such VIE structure is not necessary, and that such disclosure would not be helpful or relevant to investors.

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore believes that adding disclosure of risks associated with being based in or acquiring a company whose corporate structure or whose operations are in China is not necessary, as the Company does not believe such information is helpful or relevant to investors.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. In addition, kindly note that the Company’s executive offices are in the U.S. and the majority of its executive officers and directors and director nominees reside outside of China. Further, the Sponsor is a Delaware limited liability company, backed by a Singapore-based investment advisor. The Company therefore does not believe that permission from Chinese authorities is required to operate and issue its securities to foreign investors.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore believes that it will not be subject to restrictions on foreign exchange associated with acquiring a company based in China and that adding disclosure of such risks is not necessary, and that such disclosure would not be helpful or relevant to investors.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: The disclosure beginning on page 43 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors , page 26

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore will not seek to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations and believes that adding disclosure of risks associated with such VIE structure is not necessary, and that such disclosure would not be helpful or relevant to investors.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore believes that it will not be subject to PRC regulations concerning mergers and acquisitions by foreign investors and that adding disclosure of such risks is not necessary, and that such disclosure would not be helpful or relevant to investors.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore believes that it will not be subject to significant oversight and control by the Chinese government and that adding disclosure of such risks is not necessary, and that such disclosure would not be helpful or relevant to investors.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: The disclosure in the Amended Registration Statement has been revised to indicate that the Company will not undertake a business combination with any entity with its principal business operations in China. The Company therefore believes that it will not be subject to the oversight by the Cyberspace Administration of China over data security and that adding disclosure of such risks is not necessary, and that such disclosure would not be helpful or relevant to investors.

Exhibits

11.	Section 13.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 provides that, “unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933….” Disclosure on page 61, however, indicates that the exclusive forum provision in your charter will not apply to actions brought under the Securities Act. Please revise to clarify. If federal district courts will be the exclusive forum for Securities Act claims, please expand your risk factor disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The disclosure beginning on pages 57 and 122 of the Amended Registration Statement has been revised to conform such disclosure with the exclusive forum provision in the form of amended and restated certificate of incorporation. The disclosure has also been revised in accordance with the Staff’s comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Janeane Ferrari at (212) 407-4209 or jferrari@loeb.com or me at (650) 450-6836. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jonathan Chan
Jonathan Chan
Chairman and Co-Chief Executive Officer